Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 (No. 333-169623, 333-165651, 333-46068) of Dynasil Corporation of America and Subsidiaries (the Company) of our report dated January 15, 2013 (which includes an explanatory paragraph relating to the existence of substantial doubt about the Company’s ability to continue as a going concern), relating to our audit of the consolidated financial statements as of and for the year ended September 30, 2012, which appears in this Annual Report on Form 10-K of Dynasil Corporation of America for the year ended September 30, 2012. Our report dated January 15, 2013, relating to the consolidated financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

McGladrey LLP

Boston, Massachusetts
January 15, 2013